Exhibit 99.1

4Q22 | FY 2022 Earnings Release February 16th, 2023

XP Inc. Reports Fourth Quarter and Full-Year 2022 Financial Results

São Paulo, Brazil, February 16, 2023 – XP Inc. (NASDAQ: XP) (“XP” or the “Company”), a leading tech-enabled platform and a trusted pioneer in providing low-fee financial products and services in Brazil, reported today its financial results for the fourth quarter and full-year 2022.

To our shareholders

Despite several challenges and uncertainties faced during 2022, the year was marked by important achievements and many lessons learned.

The recent bull market cycle ended in 2021, boosted capital markets and attracted Brazilian investors to more sophisticated investment products.

As the main investment platform in the country and with the largest specialized distribution network, XP Inc. benefited from this scenario and from its scalable and disruptive business model.

Between 2018 and 2021, our Client Assets, Gross Revenue and Net Income expanded by 59%, 58% and 98% per year, respectively, well above the most optimistic forecast by analysts and even ourselves at the IPO.

Over that period, proceeds from the IPO and earnings were mainly invested in: (i) preserving and developing the advisory channel; (ii) strategic acquisitions and (iii) new verticals that are complementing and improving customers' experience, as well as increasing our addressable market.

We have no doubt that these investments will create long-term value and gradually reduce the cyclicality of our business, which can already be seen in the new verticals’ reported results.

The last monetary tightening cycle in Brazil began in 2013 and took the overnight rate close to the current level of 13.75%. Although ten years ago our business was substantially smaller, going back in time allows us to clearly see the evolution of our company from a countercyclical point of view.

In 2014, XP’s net income fell 40% relative to 2013 as 80% of revenues derived from stock trading. With the market worsening, our main KPIs — net inflow and the addition of new clients and IFAs — were strongly affected too. The fact of the matter was that the company’s performance was almost perfectly correlated with the Brazilian stock market.

Returning to the present and analyzing 2022, which resembles 2014 for Brazil, the scenario for XP is quite different. Our revenue grew 10% compared to 2021 and, even amidst many challenges, our net income remained stable.

In short, we evolved from a single product to a diversified portfolio of complementary businesses: Equities, Fixed Income, Mutual Funds, Retirement Plans, International Investments, Structured Products, Insurance, Banking, Cards, Institutional, Corporate, Investment Banking, among others.

We are confident that we can grow consistently over the coming years, and, unlike other growing companies, we have always been profitable and able to overcome difficult times with resilient results.

However, despite the relevant evolution of the business, we humbly recognize that the benign scenario of recent years has influenced the pace of our expansion, mainly in the increase of headcount, which was largely facilitated by the effects of the pandemic.

With a net addition of 1,200 employees in 2020 and 2,500 in 2021, we entered 2022 with a structure which was incompatible with the challenges we would face. The sharp increase in interest rates caused by persistent inflation slowed down client activity and the Retail overall business.

While our main KPIs expanded healthily for such hard year — R$155 billion net inflow and addition of 462 thousand new customers and 2 thousand IFAs — the reduction in hiring and expense adjustments made throughout the year did not prevent margin compression in 2022.

Hence, in the fourth quarter, we began a comprehensive adjustment of our cost structure. This adjustment was made possible by the corporate transformation process initiated in 2021 and which involved the formation of business units. The main positive effects of this process are increased agility to respond clients’ demands, more autonomy to managers and, consequently, maximizing the use of XP's resources.

Therefore, a substantially leaner cost structure will be seen in coming quarters and, more importantly, its implementation won’t compromise service quality nor the execution of our strategic plan.

Such changes are aligned with the EBT margin guidance of 26% to 32% for 2023 to 2025, which is expected to converge from the lower end to the top over the period.

In summary, we don't know how long the current monetary cycle will last. However, we are adapting to the new scenario, staying close to our clients and teams, and learning from headwinds.

We started 2023 with a lot of energy and confidence. Brazil still has one of the most concentrated financial systems in the world, and we believe that with resilience, discipline, and a long-term vision, we will continue to gain market share from banks and move towards building the largest and best investment company in Brazil.

In the next paragraphs an update on expenses and return to shareholders will be provided.

Expenses

On the personnel front, we ended 2022 with 6,928 employees. At the end of January 2023, the total number of employees was 6,549, a decrease of 5.5% compared to December.

Adjusted SG&A expenses1 for 2023 are expected to be in the range of R$5.0 billion to R$5.5 billion, comparable to R$5.6 billion for 2022.

Return to Shareholders

Throughout 2022, 18 million shares were repurchased, equivalent to R$1.8 billion, including blocks from Itaú and Itaúsa. The numbers represent 3.2% of total shares and 51% of 2022 Net Income, respectively. In January 2023, another 3 million shares were repurchased.

In 2023, the current buyback program will continue and upon its conclusion a minimum return for shareholders in the form of buyback and/or dividends will be announced.

Conclusion

Finally, I would like to express my gratitude to our executive partners and collaborators.

We know that we have the right people and culture to continue our journey of transforming the Brazilian financial industry and building a better future for our existing and potential clients.

To our shareholders, clients, and business partners, thank you for your trust and always keep in mind that XP is our lifetime project.

Thiago Maffra, CEO

1 - Excludes Revenue from incentives from Tesouro Direto, B3 and others

Summary

Operating Metrics (unaudited)	4Q22	4Q21	YoY	3Q22	QoQ	2022	2021	YoY
Total Client Assets (in R$ bn)	946	815	16%	925	2%	946	815	16%
Total Net Inflow (in R$ bn)	31	48	-36%	35	-11%	155	230	-33%
Annualized Retail Take Rate	1.22%	1.49%	-28 bps	1.33%	-11 bps	1.29%	1.44%	-15 bps
Active clients (in '000s)	3,877	3,416	14%	3,805	2%	3,877	3,416	14%
Headcount (EoP)	6,928	6,192	12%	6,948	0%	6,928	6,192	12%
IFAs (in '000s)	12.3	10.3	20%	11.6	6%	12.3	10.3	20%
Retail DATs (in mn)	2.7	2.5	8%	2.3	16%	2.4	2.7	-11%
Retirement Plans Client Assets (in R$ bn)	61	48	27%	58	4%	61	48	27%
Card's TPV (in R$ bn)	8.2	4.4	86%	6.6	24%	24.9	10.4	140%
Credit Portfolio (in R$ bn)	17.1	10.2	67%	16.3	5%	17.1	10.2	67%

Financial Metrics (in R$ mn)	4Q22	4Q21	YoY	3Q22	QoQ	2022	2021	YoY
Gross revenue	3,337	3,447	-3%	3,811	-12%	14,036	12,799	10%
Retail	2,549	2,678	-5%	2,629	-3%	10,157	9,793	4%
Institutional	357	326	10%	577	-38%	1,919	1,277	50%
Corporate and Issuer Services	275	333	-17%	436	-37%	1,295	1,213	7%
Other	156	110	42%	170	-8%	666	516	29%
Net Revenue	3,177	3,260	-3%	3,620	-12%	13,348	12,077	11%
Gross Profit	2,067	2,363	-13%	2,615	-21%	9,382	8,555	10%
Gross Margin	65.1%	72.5%	-743 bps	72.2%	-716 bps	70.3%	70.8%	-54 bps
EBT	738	1,121	-34%	983	-25%	3,445	3,815	-10%
EBT Margin	23.2%	34.4%	-1,114 bps	27.2%	-391 bps	25.8%	31.6%	-578 bps
Net Income	783	991	-21%	1,031	-24%	3,580	3,592	0%
Net Margin	24.6%	30.4%	-576 bps	28.5%	-384 bps	26.8%	29.7%	-292 bps
Basic EPS (in R$)	1.43	1.77	-19%	1.85	-23%	6.44	6.42	0%
Diluted EPS (in R$)	1.39	1.71	-19%	1.80	-23%	6.25	6.26	0%
ROAE¹	18.1%	28.5%	-1032 bps	24.4%	-629 bps	22.8%	28.4%	-562 bps
ROAA²	2.4%	4.5%	-210 bps	3.3%	-93 bps	3.2%	4.6%	-143 bps

1 – Annualized Return on Average Equity.

2 – Annualized Return on Average Adjusted Assets. Adjusted Assets excludes Retirement Plans Liabilities and Float Balance.

Discussion of Results

Total Gross Revenue

2022 vs 2021

Gross Revenue totaled R$14 billion in 2022, up 10% versus 2021 and reinforcing the increased resilience of our business model. In a challenging scenario for Retail Equity and Issuer Services revenues, the main positive drivers were (i) Institutional, (ii) Corporate and (iii) Fixed Income, Float and Cards within Retail.

4Q22

Following an all-time high total gross revenue on 3Q22, the 12% sequential decrease was mainly driven by lower Institutional and Corporate & Issuer Services revenues. These lines, which together accounted for 80% of the decline, both had record performance on the previous quarter and benefited from anticipated deal flow and traded volume ahead of the Brazilian elections.

Retail Revenue

2022 vs 2021

While our main KPIs continued to expand, Retail revenue reached R$10.2 billion in 2022. Annual 4% growth was primarily driven by the growth of Fixed Income and Float, benefiting from higher rates, and Cards, in line with higher TPV. These factors compensated for the 21% decline in Equity revenue mostly associated with the 4.5% Selic rate hike during the year.

4Q22

It is important to highlight that, given the key relationship aspect of our advisory business, periods like the last quarter of 2022 pose several headwinds to the performance of Investments (Equity, Fixed Income and Funds).

With high rates, which already make investors less inclined to seek better returns, additional factors such as post-election uncertainty, World Cup, and holidays, further reduced advisor-client interactions recently. Hence, despite the persistence of an adverse scenario in the short term, Retail is expected to improve throughout 2023.

Retail revenue was R$2.5 billion in 4Q22, down 3% QoQ. The main negative drivers offsetting Float and Cards revenue growth were: (i) Equity, with lower Structured Notes revenue and less trading days than 3Q22 (61 vs 65) and (ii) Fixed Income, with lower distribution fees as a relevant part of DCM deals was underwritten by banks rather than distributed to investors.

Retail-related revenues represented 80% in 4Q22 and 71% in 2022 of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Take Rate

Annualized Retail Take Rate was 1.22% on 4Q22 and 1.29% for the full year of 2022. The former was impacted by the dysfunctional environment for Retail, similarly to 1Q22, while the latter comprises the more benign scenarios of 2Q22 and 3Q22.

Institutional Revenue

2022 vs 2021

In 2022, Institutional revenue grew 50% versus 2021 mainly due to (i) ongoing investments and focus on expanding our Institutional franchise to better serve global and Brazilian clients with a complete suite of services and (ii) FICC results on 1Q22 and 3Q22, which were boosted by increased volatility and traded volumes due to war in Eastern Europe and elections, respectively.

4Q22

Institutional revenue was R$357 million, down 38% from a record 3Q22.

Institutional revenue accounted for 6% in 4Q22 and 14% in 2022 of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Corporate & Issuer Services Revenue

2022 vs 2021

In 2022, revenue totaled R$1.3 billion, growing 7% YoY on the back of the Corporate business, which expanded more than 3x and compensated for Issuer Services contraction of 33% amidst a weaker deal flow across the board, but especially for ECM, when compared to 2021.

4Q22

Revenue totaled R$275 million in 4Q22, down 17% YoY and 37% QoQ. After a strong 3Q22 for capital market and corporate transactions ahead of elections, companies were less active on 4Q22. Also, as previously mentioned, average DCM distributed volume fell 35% in October-November vs 3Q22, according to Anbima. With a relevant underwritten volume, XP’s market share fell given our distribution leadership and limited balance sheet usage.

Corporate and Issuer Services related revenues represented 5% in 4Q22 and 7% in 2022 of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Other Revenue

2022 vs 2021

Other revenue, representing less than 5% of Total Gross Revenue, totaled R$666 million in 2022, growing 29% versus 2021 mainly due to the higher average Selic.

4Q22

Other revenue grew 42% YoY also due to Selic.

Other revenue accounted for 9% in both 4Q22 and 2022 of consolidated Net Income from Financial Instruments, as per the Accounting Income Statement.

Costs of Goods Sold and Gross Margin

2022 vs 2021

COGS reached R$4.0 billion in 2022, up 13% relative to 2021, while Gross Margin fell 50bps mainly because of the positive performance of Cards revenue and its associated investback charge.

4Q22

Gross Margin was 65.1% in 4Q22 versus 72.5% in 4Q21 and 72.2% in 3Q22. Compression was mostly due to (i) sequential mix change, with higher share of Retail driving increase in proportionate commissions, (ii) R$27 million impact of criteria change on interchange fee recognition. As of 4Q22, interchange fees on installment purchases are fully recognized at the time of the transaction, in line with other players in the credit card industry and (iii) Prepaid Expenses write-off of R$35 million regarding contract termination with IFA operations. A R$74 million payment associated to the end of these contracts was recognized in Other Operating Income.

Despite possible quarterly volatility, we expect Gross Margin to remain stable in 2023 vs 2022.

SG&A Expenses

2022 vs 2021

SG&A expenses reached R$5.3 billion in 2022, growing 22% versus 2021. The expansion is mostly associated with the 33% YoY increase in average headcount and its effect on Salary & Taxes and Data Processing, which increased 31% and 52%, respectively.

In 2022, Revenue from incentives from Tesouro Direto, B3 and others, within Other Operating Income, totaled R$285 million. Despite being recurring, this line has components that depend on several and uncorrelated variables. Hence, we prefer to analyze SG&A Expenses excluding the incentives.

Adjusted SG&A expenses are estimated between R$5.0 billion and R$5.5 billion in 2023 versus R$5.6 billion in 2022.

4Q22

SG&A expenses totaled R$1.1 billion in 4Q22, down 22% QoQ, reflecting the ongoing adjustment our cost structure and the positive R$242 million amount on Other Administrative Income, which is related to incentives from Tesouro Direto, B3 and others, and payments received from contract termination with IFA operations.

Net Income and EPS

2022 vs 2021

Net Income and basic EPS were R$3.6 billion and R$6.44, virtually stable relative to 2021. On a diluted basis, EPS for 2022 was R$6.25.

Management estimates Net Income between R$3.8 billion and R$4.4 billion in 2023.

4Q22

In 4Q22, Net Income was R$783 million, down 21% YoY and 24% QoQ. Basic and diluted EPS were R$1.49 and R$1.43, respectively.

Other Information

Webcast and Conference Call Information

The Company will host a webcast to discuss its second quarter financial results on Thursday, February 16th, 2023, at 5:00 pm ET (7:00 pm BRT). To participate in the earnings webcast please subscribe at 4Q22 Earnings Web Meeting. The replay will be available on XP’s investor relations website at https://investors.xpinc.com/

Investor Relations Contact

ir@xpi.com.br

Important Disclosure

In reviewing the information contained in this release, you are agreeing to abide by the terms of this disclaimer. This information is being made available to each recipient solely for its information and is subject to amendment. This release is prepared by XP Inc. (the “Company,” “we” or “our”), is solely for informational purposes. This release does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities. In addition, this document and any materials distributed in connection with this release are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

This release was prepared by the Company. Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. The information and opinions contained in this release are provided as at the date of this release, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company. The information in this release is in draft form and has not been independently verified. The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this release and any errors therein or omissions therefrom. Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any.

The information contained in this release does not purport to be comprehensive and has not been subject to any independent audit or review. Certain of the financial information as of and for the periods ended of December 31, 2021 and December 31, 2020, 2019, 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements. A significant portion of the information contained in this release is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate. The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results.

Statements in the release, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward-looking statements. These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. These risks and uncertainties include factors relating to: (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (3) competition in the financial services industry; (4) our ability to implement our business strategy; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us; (8) our ability to continue attracting and retaining new appropriately-skilled employees; (9) our capitalization and level of indebtedness; (10) the interests of our controlling shareholders; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere; (12) our ability to compete and conduct our business in the future; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes; (15) changes in labor, distribution and other operating costs; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (17) other factors that may affect our financial condition, liquidity and results of operations. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this release and the Company does not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance.

Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Market data and industry information used throughout this release are based on management’s knowledge of the industry and the good faith estimates of management. The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third-party sources. All of the market data and industry information used in this release involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information.

The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company. The Company is not acting on your behalf and does not regard you as a customer or a client. It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction.

This release includes our Float, Adjusted Gross Financial Assets, Net Asset Value, and Adjustments to Reported Net Income, which are non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this release.

For purposes of this release:

“Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R$100.00 or that have transacted at least once in the last thirty days. For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account. For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric.

“Client Assets” means the market value of all client assets invested through XP’s platform and that is related to reported Retail Revenue, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda., XP Advisory Gestão de Recursos Ltda. and XP Vista Asset Management Ltda., as well as by third-party asset managers), pension funds (including those from XP Vida e Previdência S.A., as well as by third-party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Float Balances), among others. Although Client Assets includes custody from Corporate Clients that generate Retail Revenue, it does not include custody from institutional clients (asset managers, pension funds and insurance companies).

Rounding

We have made rounding adjustments to some of the figures included in this release. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Managerial Income Statement (in R$ mn) 4

Managerial Income Statement	4Q22	4Q21	YoY	3Q22	QoQ	2022	2021	YoY
Total Gross Revenue	3,337	3,447	-3%	3,811	-12%	14,036	12,799	10%
Retail	2,549	2,678	-5%	2,629	-3%	10,157	9,793	4%
Equities	995	1,296	-23%	1,120	-11%	4,276	5,390	-21%
Fixed Income	393	484	-19%	489	-20%	1,886	1,619	17%
Funds Platform	311	332	-6%	282	11%	1,259	1,300	-3%
Retirement Plans	93	74	26%	85	10%	333	227	47%
Cards	234	86	172%	146	61%	593	180	229%
Credit	47	36	32%	40	18%	160	104	54%
Insurance	31	18	78%	21	51%	97	60	62%
Other	443	353	26%	447	-1%	1,553	914	70%
Institutional	357	326	10%	577	-38%	1,919	1,277	50%
Issuer Services & Corporate	275	333	-17%	436	-37%	1,295	1,213	7%
Issuer Services	140	270	-48%	228	-39%	699	1,043	-33%
Corporate	135	63	115%	207	-35%	596	170	250%
Other	156	110	42%	170	-8%	666	516	29%
Net Revenue	3,177	3,260	-3%	3,620	-12%	13,348	12,077	11%
COGS	(1,110)	(896)	24%	(1,005)	10%	(3,965)	(3,523)	13%
Gross Profit	2,067	2,363	-13%	2,615	-21%	9,382	8,555	10%
Gross Margin	65.1%	72.5%	-7.43 p.p	72.2%	-7.16 p.p	70.3%	70.8%	-0.54 p.p
SG&A	(1,135)	(1,122)	1%	(1,463)	-22%	(5,317)	(4,364)	22%
People	(892)	(952)	-6%	(1,057)	-16%	(3,943)	(3,427)	15%
Non-People	(243)	(170)	43%	(405)	-40%	(1,374)	(937)	47%
D&A	(46)	(52)	-13%	(44)	4%	(206)	(232)	-11%
EBIT	886	1,189	-25%	1,109	-20%	3,859	3,959	-3%
Interest expense on debt	(150)	(57)	162%	(128)	17%	(402)	(136)	196%
Share of profit or (loss) in joint ventures and associates	1	(11)	-113%	1	-180%	(12)	(8)	58%
EBT	738	1,121	-34%	983	-25%	3,445	3,815	-10%
EBT Margin	23.2%	34.4%	-11.1 p.p	27.2%	-3.9 p.p	25.8%	31.6%	-5.8 p.p
Tax Expense (Accounting)	44	(130)	-134%	48	-7%	136	(223)	-161%
Tax expense (Tax Witholding in Funds)¹	(192)	(157)	22%	(190)	1%	(754)	(567)	33%
Effective tax rate (Normalized)	(15.8%)	(22.5%)	6.6 p.p	(12.1%)	-3.7 p.p	(14.7%)	(18.0%)	3.3 p.p
Net Income	783	991	-21%	1,031	-24%	3,580	3,592	0%
Net Margin	24.6%	30.4%	-5.8 p.p	28.5%	-3.8 p.p	26.8%	29.7%	-2.9 p.p
Adjustments	110	95	16%	118	-7%	494	411	20%
Adjusted Net Income²	893	1,086	-18%	1,149	-22%	4,075	4,003	2%
Adjusted Net Margin	28.1%	33.3%	-5.2 p.p	31.7%	-3.6 p.p	30.5%	33.1%	-2.6 p.p

1 – Tax adjustments are related to tax withholding expenses that are recognized net in gross revenue.

2 – See appendix for a reconciliation of Adjusted Net Income.

Accounting Income Statement (in R$ mn)

Accounting Income Statement	4Q22	4Q21	YoY	3Q22	QoQ	2022	2021	YoY
Net revenue from services rendered	1,565	1,552	1%	1,558	0%	5,940	6,196	-4%
Brokerage commission	544	541	1%	498	9%	2,103	2,465	-15%
Securities placement	361	493	-27%	525	-31%	1,631	1,917	-15%
Management fees	412	381	8%	361	14%	1,581	1,490	6%
Insurance brokerage fee	47	33	42%	35	35%	153	133	15%
Educational services	6	11	-41%	6	0%	27	71	-62%
Commission Fees	237	77	207%	135	75%	564	193	192%
Other services	102	165	-38%	143	-29%	449	532	-16%
Sales Tax and contributions on Services	(145)	(149)	-3%	(145)	0%	(568)	(605)	-6%
Net income from financial instruments at amortized cost and at fair value through other comprehensive income	14	(543)	n.a.	563	-97%	1,145	(1,559)	n.a.
Net income from financial instruments at fair value through profit or loss	1,598	2,250	-29%	1,499	7%	6,262	7,440	-16%
Total revenue and income	3,177	3,260	-3%	3,620	-12%	13,347	12,077	11%
Operating costs	(1,071)	(866)	24%	(977)	10%	(3,871)	(3,430)	13%
Selling expenses	(48)	(64)	-25%	(33)	46%	(139)	(227)	-39%
Administrative expenses	(1,368)	(1,344)	2%	(1,503)	-9%	(5,641)	(4,693)	20%
Other operating revenues (expenses), net	235	233	1%	29	n.a.	257	324	-21%
Expected credit losses	(38)	(30)	26%	(28)	35%	(94)	(93)	2%
Interest expense on debt	(150)	(57)	162%	(128)	17%	(402)	(136)	196%
Share of profit or (loss) in joint ventures and associates	1	(11)	n.a.	1	4%	(12)	(8)	58%
Income before income tax	738	1,121	-34%	983	-25%	3,445	3,815	-10%
Income tax expense	44	(130)	n.a.	48	-7%	136	(223)	n.a.
Net income for the period	783	991	-21%	1,031	-24%	3,580	3,592	0%

Balance Sheet (in R$ mn)

Assets	4Q22	3Q22
Cash	3,553	2,601
Financial assets	177,682	172,585
Fair value through profit or loss	96,730	89,157
Securities	87,513	73,101
Derivative financial instruments	9,217	16,056
Fair value through other comprehensive income	34,479	40,238
Securities	34,479	40,238
Evaluated at amortized cost	46,473	43,190
Securities	9,272	8,060
Securities purchased under agreements to resell	7,604	8,047
Securities trading and intermediation	3,271	3,983
Accounts receivable	598	568
Loan Operations	22,211	20,411
Other financial assets	3,517	2,121
Other assets	5,761	5,509
Recoverable taxes	163	165
Rights-of-use assets	258	261
Prepaid expenses	4,240	4,196
Other	1,099	887
Deferred tax assets	1,612	1,509
Investments in associates and joint ventures	2,272	2,415
Property and equipment	311	308
Goodwill & Intangible assets	844	815
Total Assets	192,035	185,742

Liabilities	4Q22	3Q22
Financial liabilities	127,709	124,490
Fair value through profit or loss	22,135	24,145
Securities	13,529	9,469
Derivative financial instruments	8,605	14,675
Evaluated at amortized cost	105,574	100,345
Securities sold under repurchase agreements	31,790	31,429
Securities trading and intermediation	16,063	15,374
Financing instruments payable	43,684	41,416
Accounts payables	617	561
Borrowings	1,866	1,901
Other financial liabilities	11,554	9,663
Other liabilities	47,169	43,664
Social and statutory obligations	968	628
Taxes and social security obligations	365	249
Private pension liabilities	45,734	42,714
Provisions and contingent liabilities	44	38
Other	58	35
Deferred tax liabilities	111	120
Total Liabilities	174,989	168,274
Equity attributable to owners of the Parent company	17,039	17,465
Issued capital	0	0
Capital reserve	19,160	15,459
Other comprehensive income	(134)	(109)
Treasury	(1,987)	(681)
Retained earnings	-	2,796
Non-controlling interest	6	3
Total equity	17,046	17,468
Total liabilities and equity	192,035	185,742

Float, Adjusted Gross Financial Assets and Net Asset Value

(in R$ mn)

We present Adjusted Gross Financial Assets because we believe this metric captures the liquidity that is, in fact, available to us, net of the portion of liquidity that is related to our Float Balance (and therefore attributable to clients). We calculate Adjusted Gross Financial Assets as the sum of (1) Cash and Financial Assets (comprised of Cash plus Securities – Fair value through profit or loss, plus Securities – Fair value through other comprehensive income, plus Securities – Evaluated at amortized cost, plus Derivative financial instruments, plus Securities (purchased under agreements to resell), plus Loans and Foreign exchange portfolio (assets) less (2) Financial Liabilities (comprised of the sum of Securities loaned, Derivative financial instruments, Securities sold under repurchase agreements and Private pension liabilities), Deposits, Structured Operation Certificates (COE), Financial Bills, Foreign exchange portfolio (liabilities), Credit cards operations and (3) less Float Balance.

It is a measure that we track internally daily, and it more intuitively reflects the effect of the operational profits we generate and the variations between working capital assets and liabilities (cash flows from operating activities), investments in fixed and intangible assets and investments in the IFA Network (cash flows from investing activities) and inflows and outflows related to equity and debt securities in our capital structure (cash flows from financing activities). Our management treats all securities and financial instrument assets, net of financial instrument liabilities, as balances that compose our total liquidity, with subline items (such as, for example, “securities at fair value through profit and loss” and “securities at fair value through other comprehensive income”) expected to fluctuate substantially from quarter to quarter as our treasury manages and allocates our total liquidity to the most suitable financial instruments.

In order to explain how we measure our cash position or generation internally, we are introducing the Net Asset Value concept. Since we are a financial institution, we hold several types of financial instruments with different characteristics, hence the definition of net cash that makes more sense from a business perspective is the Net Asset Value. It is basically the adjusted gross financial assets net of debt instruments.

Adjusted Gross Financial Assets	4Q22	3Q22
Assets	177,761	171,130
(+) Cash	3,553	2,601
(+) Securities - Fair value through profit or loss	87,513	73,101
(+) Securities - Fair value through other comprehensive income	34,479	40,238
(+) Securities - Evaluated at amortized cost	9,272	8,060
(+) Derivative financial instruments	9,217	16,056
(+) Securities purchased under agreements to resell	7,604	8,047
(+) Loans and credit card operations	22,211	20,411
(+) Foreign exchange portfolio	2,145	1,130
(+) Energy	647	619
(+) Compulsory	1,119	866
Liabilities	(146,194)	(140,597)
(-) Securities	(13,529)	(9,469)
(-) Derivative financial instruments	(8,605)	(14,675)
(-) Securities sold under repurchase agreements	(31,790)	(31,429)
(-) Retirement Plans Liabilities	(45,734)	(42,714)
(-) Deposits	(20,262)	(21,205)
(-) Structured Operations	(12,110)	(11,026)
(-) Financial Bills	(5,676)	(3,566)
(-) Foreign exchange portfolio	(2,405)	(1,420)
(-) Credit card operations	(4,987)	(3,996)
(-) Commitments subject to possible redemption	(1,049)	(1,074)
(-) Promissory Note	(47)	(20)
(-) Float	(12,792)	(11,391)
(=) Adjusted Gross Financial Assets	18,775	19,142

Net Asset Value	4Q22	3Q22
(=) Adjusted Gross Financial Assets	18,775	19,142
Gross Debt	(9,389)	(9,298)
(-) Borrowings	(1,866)	(1,901)
(-) Debentures	(2,029)	(1,956)
(-) Structured financing	(1,934)	(1,798)
(-) Bonds	(3,561)	(3,642)
(=) Net Asset Value	9,385	9,844

Float (=net uninvested clients' deposits)	4Q22	3Q22
Assets	(3,271)	(3,983)
(-) Securities trading and intermediation	(3,271)	(3,983)
Liabilities	16,063	15,374
(+) Securities trading and intermediation	16,063	15,374
(=) Float	12,792	11,391

Reconciliation of Adjusted Net Income (in R$ mn)

Adjusted Net Income	4Q22	4Q21	YoY	3Q22	QoQ	2022	2021	YoY
Net Income	783	991	-21%	1,031	-24%	3,580	3,592	0%
(+) Share Based Compensation	181	149	22%	186	-3%	793	658	21%
(+/-) Taxes	(71)	(54)	30%	(68)	4%	(299)	(247)	21%
Adj. Net Income	893	1,086	-18%	1,149	-22%	4,075	4,003	2%